EXHIBIT 99.1

Skylight Health Announces Acquisition of Florida Primary Care Group Doctors Center Inc.

TORONTO, June 24, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, is pleased to announce that the Company has acquired the Doctors Center Inc., a primary care group with four locations in Jacksonville, Florida.

  Adds four clinical locations to bring Skylight’s primary care network to over 23 locations across 5 States;
  Expands patient count by 6 thousand lives with opportunities for value-based care programs;
  Strategic acquisition builds further density of patient and providers in Northeast Florida; and
  2020 unaudited revenues of approximately CAD $3.2 million and expected EBITDA margin of 10%.

“We are excited to welcome Dr. Hassan and his team of providers and staff to the Skylight family. His practice has seen consistent growth and has shown success in patient care and aligns with our model of value-based care delivery,” said Prad Sekar, CEO. “Northeast Florida is a growth market for us and helps us build on managed care programs including Medicare Advantage. Following on our initial acquisition of River City Medical in January, we expect to continue building further presence in this market.”

Doctors Center has been providing primary care services to patients in Jacksonville for 30 years. The practice which consists of 6,000 patients and 5 providers, operates 4 locations across Jacksonville. The practice contracts under a fee-for-service model with payors and health plans. Under the Skylight Health platform, both teams will work together to bring improved services to patients and support to providers under improved and aligned contracts with health payors including Medicare and Medicaid. Skylight will look to grow the number of lives under managed care through the deployment of its proprietary management platform, technology enabled tools and operational and clinical leadership teams.

“After serving the Jacksonville community since 1985, we’re excited to join Skylight Health and look forward to many more years of growth under their platform,” said Dr. Hassan, founder at The Doctors Center. “Skylight aligns with a patient care model that we envision and have built at The Doctors Center. I am looking forward to expanded services and programs for our patients.”

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations - Canada:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Investor Relations – USA:
John Evans
john.evans@skylighthealthgroup.com
415-309-0230

FORWARD LOOKING STATEMENTS

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at: skylighthealthgroup.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.